UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K          ☐ Form 11-K          ☐ Form 20-F          ☒ Form 10-Q          ☐ Form N-SAR

For Period Ended: March 31, 2021

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Biosecurity Technology, Inc.

Full Name of Registrant

Axelerex Corp.

Former Name if Applicable

3821 S 148th St.

Address of Principal Executive Office (Street and Number)

Omaha, Nebraska 68144

City, State and Zip Code

PART II - RULES 12b25(b) -AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

As a result of the Registrant’s recent acquisition of Biosecurity Technology, LLC and change of control, the Registrant was not able to complete timely its financial statements in by the pre-extended date without unreasonable effort or expense.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Dan Lynn	800	494-9604
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  ☒ Yes      ☐ No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes      ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Biosecurity Technology, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf  by the undersigned hereunto duly authorized.

Date: May 17, 2021	By:	/s/ Dan Lynn
Dan Lynn
Chief Executive Officer

3